EX.99.(b)(6)(ii)

                        DISTRIBUTION AGREEMENT SUPPLEMENT

                     (Boston Partners Large Cap Value Fund)
                                 (Advisor Class)

     This supplemental agreement is entered into this 16th day of October, 1996, by and between THE RBB FUND, INC. (the "Fund") and COUNSELLORS SECURITIES INC. (the "Distributor").

     The Fund is a corporation organized under the laws of the State of Maryland and is an open-end management investment company. The Fund and the Distributor have entered into a Distribution Agreement, dated as of April 10, 1991 (as from time to time amended and supplemented, the "Distribution Agreement"), pursuant to which the Distributor has undertaken to act as distributor for the Fund, as more fully set forth therein. Certain capitalized terms used without definition in this Distribution Agreement Supplement have the meaning specified in the Distribution Agreement.

     The Fund agrees with the Distributor as follows:

     1. ADOPTION OF DISTRIBUTION AGREEMENT. The Distribution Agreement is hereby adopted for the Boston Partners Large Cap Value Fund Advisor Class of Common Stock (Class SS) of the Fund.

     2. PAYMENT OF FEES. For all services to be rendered, facilities furnished and expenses paid or assumed by the Distributor as provided in the Distribution Agreement and herein, the Fund shall pay the Distributor a monthly 12b-1 fee on the first business day of each month, based upon the average daily value ( as determined on each business day at the time set forth in the Prospectus for determining net asset value per share) of the net assets of the Class during the preceeding month, at an annual rate of 0.75%

     IN WITNESS WHEREOF, the undersigned have entered into this Agreement, intending to be legally bound hereby, as of the date and year first above written.


THE RBB FUND, INC.                                 COUNSELLORS SECURITIES INC.



By______________________                           By_______________________